Gift of College, Inc.



ANNUAL REPORT

24005 Ventura Boulevard

Calabasas, CA 91302

0

https://www.giftofcollege.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Our mission is to eradicate student loan debt. GiftofCollege.com is a crowdfunding platform that makes it easy for friends, family, and employers to contribute to any 529 college savings or student loan accounts. Its suite of products includes Gift of College Gift Cards (available online at Walmart.com and at over 3000 retailer locations including select Target, Save Mart, Lucky, and H-E-B stores) and Gift of College At-Work, an employee benefit program offering payroll deduction and employer contribution technology. Our company currently works remotely and does not have a physical office space.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue
Revenue for fiscal year 2021 was $599,513 an approximate 36% decrease compared to fiscal year 2020 revenue of $946,690. Sales decreased during 2021 largely due to the continued global pandemic.

Cost of sales
Cost of sales for 2020 and 2019 remained at zero.
Expenses
Expenses in fiscal 2021 decreased $270,745 over fiscal 2020. Expenses were $1,087,464 in 2020 and $816,719 in 2021. The decrease in expenses were attributed to reducing marketing expenses, and lowering administrative costs.
• Historical results and cash flows
The Company's historical cash flows can be attributed to a small company focused on growth. Since 2010, the Company has relied on its founders to create a marketplace for its products. Those products are now a marketplace reality. During 2018 and 2019, salaries and benefits, placement fees, sales marketing (including conference fees and travel) accounted for recurring expenses that impacted cash flows. To bridge the gap in 2019, the Company secured a $300K short term loan. Cash flows in 2020 were sufficient to support monthly expenses including monthly loan payments. The fully amortized loan commitment was paid off in March 2021. During 2020 and 2021, the Company received two PPP (Paycheck Protection Program) loans and an EIDL (Economic Injury Disaster Loan) loan through the SBA. Both PPP loans have been forgiven.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $723,805.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Credibility Capital Inc.
Amount Owed: $0
Interest Rate: 13.5%
Maturity Date: March 26, 2021
On February 27, 2019, the company entered into the loan agreement with Credibility Capital Inc., in the amount of $100,000. The loan carried an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount of $4,777.7 starting on March 26, 2019.

• Creditor: Credibility Capital Inc.

Amount Owed: $0
Interest Rate: 13.5%
Maturity Date: February 27, 2021
On February 27, 2019, the company entered into a second loan agreement with Credibility Capital Inc., in the amount of $ 200,000. The loan carries an interest rate of 13.5% per annum and the loan carried an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount $9,555.40.

• Creditor: Wayne Weber
Amount Owed: $80,000.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The loan does not bear any interest and there is no defined maturity date.

• Creditor: SBA
Amount Owed: $151,883
Interest Rate: 3.75%
Maturity Date: June 05, 2051
COVID-19 EIDL automatic deferral for one year. Interest accrues when funds were dispersed to the company. Funds received on 06/05/2020.

• Creditor: Wayne Weber
Amount Owed: $16,272.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date.

• Creditor: Kristine Sickels
Amount Owed: $30,157.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Wayne Weber
Wayne Weber's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer
Dates of Service: December 08, 2008 - Present

Responsibilities: To create and implement the vision of Gift of College to help eradicate student loan debt. This includes creating consumer products and services to reach that vision. Overseeing the entire team executing the day to day activities to accomplish company goals.

• Position: Director
Dates of Service: January 01, 2009 - Present
Responsibilities: Member of the board of directors

Name: Rob Creaser
Rob Creaser's current primary role is with Hamilton Grant LLC. Rob Creaser currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Compliance Officer & Chief Financial Officer
Dates of Service: August 08, 2011 - Present
Responsibilities: Responsibilities include monitoring the compliance functionality of the company's platform, transaction monitoring, including communications with outside financial institutions. The CFO role includes oversight of annual financial reporting, corporate actions, and funding solutions.

• Position: Director
Dates of Service: January 01, 2013 - Present
Responsibilities: Board of Directors member

Other business experience in the past three years:
• Employer: Hamilton Grant LLC
Title: Compliance Consultant
Dates of Service: August 2021 – Present

Responsibilities: Provide outsourced compliance services and business development assistance. Hamilton Grant LLC is a registered broker dealer and FINRA/SIPC member

Other business experience in the past three years:
• Employer: StartEngine Primary LLC
Title: CCO-Compliance Consultant
Dates of Service: August 2018 – July 2021
Responsibilities: Assist the broker dealer compliance department and other related activities. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies. For the past two years Rob has been with StartEngine Primary LLC, a registered broker-dealer and FINRA/SIPC member. He currently assists the Compliance Team of StartEngine Primary LLC. Regulation Crowdfunding (Reg CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations.

Other business experience in the past three years:
• Employer: Foresters Equity Services
Title: Compliance Consultant
Dates of Service: July 2015 - April 2018
Responsibilities: Served as outsourced consultant for various compliance tasks

Name: Kristine Sickels
Kristine Sickels's current primary role is with Her Story LLC. Kristine Sickels currently services 2-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: December 08, 2008 - Present
Responsibilities: Board member and advisor to the company.

• Position: Corporate Secretary
Dates of Service: August 31, 2020 - Present
Responsibilities: Corporate actions and approval of required corporate documents.

• Position: Chief Marketing Officer
Dates of Service: December 15, 2008 - Present
Responsibilities: Developing Gift of College's vision and brand strategy. Kristine's extensive marketing and branding background provides the company's marketing staff a forward thinking plan for marketing and branding's dynamic environment.

Other business experience in the past three years:
• Employer: Her Story LLC
Title: CEO
Dates of Service: July 06, 2019 - Present
Responsibilities: Design, implement, and execute a foundation to help support female entrepreneurs and their brands

Other business experience in the past three years:
• Employer: Ridge Church
Title: President of the Nexus Project
Dates of Service: September 01, 2019 - Present
Responsibilities: To develop the Nexus Project, a non-profit linking education and community. This is a start-up in beta

Other business experience in the past three years:
• Employer: Newell Brands
Title: SVP of Global Marketing
Dates of Service: January 01, 2000 - May 31, 2019
Responsibilities: Led the global brand marketing, activation, trade strategy, innovation and market development, and licensing teams for brands including, Calphalon, CrockPot, Mr. Coffee, Oster, and Sunbeam.

Name: Patricia Roberts
Patricia Roberts's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: October 15, 2016 - Present
Responsibilities: Manage all day to day operations of the company including marketing, operations, and customer service. Patricia started at the company on October 2016 as an outside consultant and became a full-time employee in August 2018.

Other business experience in the past three years:
• Employer: NYC Kids Rise
Title: Founding Director
Dates of Service: April 15, 2017 - August 15, 2018
Responsibilities: Develop and implement a strategy to launch a Children's Savings Account for NYC kindergartners.

Name: Brian Pautsch
Brian Pautsch's current primary role is with Wavoto. Brian Pautsch currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Technology Officer
Dates of Service: July 14, 2012 - Present
Responsibilities: Website development and tech security. Brian is a 1099 employee with the company and works part-time. His hours with the company vary between 10-15 hours per week.

Other business experience in the past three years:
• Employer: Wavoto
Title: Founder
Dates of Service: July 17, 2015 - Present
Responsibilities: Develop technology to support the Wavato Web platform.

Name: Christine Keyser
Christine Keyser's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director of Operations
Dates of Service: September 01, 2016 - Present
Responsibilities: Christine is responsible for overseeing platform driven transactions and banking activity. She works closely with our COO onboarding 529 plan administrators, signing up new companies utilizing our Gift of College at Work product, and coordinating with our CTO platform access for new clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each

named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Wayne Weber

Amount and nature of Beneficial ownership: 3,496,000

Percent of class: 72.83

RELATED PARTY TRANSACTIONS

Name of Entity: Wayne Weber

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Note payable for $16,272 and a loan in the amount of $80,000.

Material Terms: Both the note and the loan do not bear any interest and there is no defined maturity date.

Name of Entity: Kristine Sickels

Relationship to Company: Director

Nature / amount of interest in the transaction: Note payable $30,157

Material Terms: The note does not bear any interest and there is no defined maturity date.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 214,000 of Class A Common Stock. The Reg CF offering sold 19,397 Class A Common shares.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 4,800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market

a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Gift of College, Inc.

By   /s/ *Wayne Weber*

     Name: Gift of College, Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Wayne Weber the Principal Executive Officer of **Gift of College, Inc.** hereby certify that the financial statements of **Gift of College, Inc.** and notes thereto for the periods ending December 31, 2020, and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Gift of College, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April 2022.



Signature

<u>Chief Executive Officer</u>
Title

<u>April 29, 2022</u>
Date

As of December 31,		2021		2020
(USD $ in Dollars) Unaudited				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	723,805	$	622,980
Accounts receivable—net		0		0
Prepaids and other current assets		500		0
Total current assets		**724,305**		**622,980**
Property and equipment, net		66		306
Intangible assets, net		8,886		9,734
Total assets	$	**733,257**	$	**633,020**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	12,682	$	7,218
Accounts payable		0		0
Current portion of Note Payable		0		16,902
PPP Loan		0		85,946
EIDL Loan		151,883		157,000
Other current liabilities		116		410
Deferred Revenue		973,730		769,022
Total current liabilities		**1,138,411**		**1,036,498**
Note Payable		46,429		46,429
Loan Payable		80,000		80,000
Total liabilities		**1,264,840**		**1,162,927**
STOCKHOLDERS EQUITY				
Common Stock		480		480
Retained earnings/(Accumulated Deficit)		(532,063)		(530,387)
Total stockholders' equity		**(531,583)**		**(529,907)**
Total liabilities and stockholders' equity	$	**733,257**	$	**633,020**

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	599,513	946,690
Cost of goods sold	-	-
Gross profit	599,513	946,690
Operating expenses		
General and administrative	677,367	886,304
Sales and marketing	139,352	201,160
Total operating expenses	816,719	1,087,464
Operating income/(loss)	(217,206)	(140,774)
Interest expense	23,936	6,208
Other Loss/(Income-PPP Forgiveness)	(171,455)	-
Income/(Loss) before provision for income taxes	(69,687)	(146,982)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(69,687)**	**(146,982)**

CERTIFICATION

I, Wayne Weber, Principal Executive Officer of Gift of College, Inc., hereby certify that the financial statements of Gift of College, Inc. included in this Report are true and complete in all material respects.

Wayne Weber

CEO